FWP 1 fwpagents401k.htm FWP FOR AGENTS 401(K) PLAN
Filed Pursuant to Rule 433
 Registration No. 333-208110
August 25, 2017

Supplement on Plan Loans

LNL Agents' 401(k) Savings Plan
Summary Plan Description & Prospectus
Effective January 1, 2017

This document provides summary information about the terms and provisions of a company-sponsored tax-qualified plan.  If there are any conflicts between this information and the actual terms and provisions of the official plan documents, the plan documents control.  The Lincoln National Life Insurance Company reserves the right to amend or terminate any company-sponsored plans at any time.

Contents
Introduction	1
Loans Overview	1
How Loans Affect Your Plan Account	1
Who Qualifies for a Plan Loan	2
How Much You Can Borrow	2
Loan Interest Rates	4
The Term of Your Loan	4
How Repayments Are Credited	4
How to Apply for a Plan Loan	4
The Loan Approval Process	5
The Promissory Note	5
Repayment	5
Prepayment	6
Default	6
Events That Affect Plan Loans	6
Glossary	7

Introduction

This Supplement on Plan Loans ("Supplement") has been established by the Plan Administrator for The LNL Agents' 401(k) Savings Plan (the "Plan") as a supplement to and part of the LNL Agents' 401(k) Savings Plan Summary Plan Description & Prospectus (the "SPD"). This Supplement describes the Plan's loan feature and the terms and conditions that apply to receiving and repaying Plan loans.

The Glossary (see page 7) defines terms that appear in bold in the Supplement.

If you have questions about Plan loans after reading the Supplement, please contact the Lincoln Customer Contact Center at 800-234-3500.

Loans Overview

If you qualify, you can borrow money from your Plan account.  A Plan loan is secured by part of your Plan account.  Plan loans may offer advantages over Plan withdrawals:
•	You don't need proof of hardship to take out a loan.
•	Loans aren't taxed-unless you default.
•	You pay interest on the loan into your own Plan account.
•	As you repay the loan, you restore your retirement savings to their pre-loan level.

But, Plan loans do have some drawbacks:
•	Plan loans are subject to strict legal limits and other requirements.
•	You repay the loan with after-tax dollars that are taxed again when you receive money from the Plan.
•	The interest you pay on the loan may be less than the investment return you could earn by leaving your money in the Plan.
•	If you default on the loan (See Default section on page 6 below):
o	your account is not restored to its pre-loan level;
o	the unpaid balance is treated as a payment to you; and
o	unless you borrowed only after-tax contributions from your account, you will owe income tax, and possibly a 10% penalty tax, on the unpaid balance, even though you receive no money when you default.

How Loans Affect Your Plan Account

A Plan loan is actually an investment fund transfer.  The amount you borrow from your account is "transferred" from your other investment funds to a special loan investment fund.  Of course, your special loan investment fund contains no actual money, because you get the money when you take out a loan.  This special loan fund contains only an accounting entry that shows that you "invested" some of your Plan account in a loan to yourself.

The actual money you borrow is removed from your account in the following order (and each step includes related investment earnings):
1.	pre-tax contribution account;
2.	Roth 401(k) contribution account;
3.	after-tax contribution account;
4.	rollover contribution account;
5.	matured company contribution account; and
6.	non-matured company contribution account.

Within each of these categories, the loan amount will come out of the investment options in which you are invested on a pro-rata basis.

Here's an example.  Assume Joan's Plan account balance is $12,000, invested as follows:

Before Loan
Category of Money	State Street Target Date 2050 Fund	Lincoln Stock Fund	Stable Value Fund	Total
Pre-tax Contribution	$2,000	$1,000	$ 500	$3,500
Matured Company Contribution	$4,000	$3,000	$1,500	$8,500
Total	$6,000	$4,000	$2,000	$12,000

Joan borrows $5,000 from her Plan account.  The first $3,500 is taken from pre-tax contribution funds.  The other $1,500 is taken from her matured company contribution funds.  Matured company contribution funds are those that have been credited to her account for at least 2 years.

After the loan, Joan's Plan account would look like this:

After Loan
Category of Money	State Street Target Date 2050 Fund	Lincoln Stock Fund	Stable Value Fund	Loan	Total
Pre-tax Contribution	$0	$0	$0	$3,500	$3,500
Matured Company Contribution	$3,295	$2,470	$1,235	$1,500	$8,500
Total	$3,295	$2,470	$1,235	$5,000	$12,000

Who Qualifies for Plan Loan

You will qualify for a Plan loan only if:
•	you are an active participant in the Plan;
•	you have no more than one outstanding Plan loan;
•	you have a vested Plan account balance of at least $1,000 (after any other Plan loan amounts are subtracted); and
•	you have no unsatisfied, defaulted loans from any Lincoln sponsored plan.

See Default section on page 6 below for information on how and when Plan loans go into default.

How Much Can You Borrow

Number of Loans
You can have no more than two (2) outstanding Plan loans at any given time.
Size of Loan
The minimum loan amount is $500.

The maximum total outstanding loan amount you may have at any time from all Lincoln sponsored tax-qualified plans is the lower of:
•	$50,000 or
•	50% of your vested account balance.

Your maximum loan amount may be affected by your account investments and your Plan loan history.
•
Federal law requires the Plan to apply the loan limits on the day your loan is granted, and 50% of your account value can be lower on the date your loan is granted than on the day of your loan request.

•
If you had any outstanding loan balances from any Lincoln tax-qualified plans during the 12-month period ending on the day before the date of your new loan, the $50,000 limit will be reduced by the excess of the highest total outstanding loan balance you had during that 12-month period over any outstanding loan balance on the effective date of the new loan.

Here is an example of how an outstanding loan balance will reduce the maximum loan amount for vested account balances of $100,000 or less:

Jane's vested account balance is $60,500, but $10,500 of that is the unpaid balance on an
$11,500 loan she took the previous January 1. On July 1, she applies for another loan.

Here's the calculation for the maximum amount available for Jane's second loan:

Available vested account balance on July 1	$50,000
Plus current outstanding loan balance	+10,500
Total vested account balance	$60,500
X .50
50% of vested account balance	$30,250
Less highest outstanding loan balance in the last 12 months	-11,500
Amount available for second loan	$18,750

Here is an example of how an outstanding loan balance will reduce the maximum loan amount for Vested account balances exceeding $100,000:

On July 1, Susan's vested account balance is $200,000, but $19,000 of that is the unpaid balance on a $50,000 loan she took three years earlier.  The highest balance of the loan over the last 12-month period was $27,000.

Here's the calculation for the maximum amount available for Susan's second loan:

Total maximum legally permitted loan amount	$50,000
Less excess of highest 12-month balance over current
Outstanding loan balance ($27,000-$19,000=$8,000)	- 8,000
Adjusted maximum loan amount	$42,000
Less current outstanding loan balance	-19,000
Amount available for second loan	$23,000

Loan Interest Rates

You have to pay interest on your Plan loans.  You pay interest to yourself because it is added to your Plan account as investment earnings.  Your loan's interest rate is the Plan loan rate in effect when your loan is approved and processed.

Plan loan interest rates:
•	are set on the first day of the calendar quarter;
•	will apply to any loan processed during that quarter; and
•	once set, will not change while the loan is outstanding.

The annual interest rate for a Plan loan is bank prime rate (as published in a Federal Reserve statistical release) increased by 1%.

You can find out the interest rate that applies to your loan when you request a loan by logging on to www.LincolnFinancial.com or by calling the Lincoln Customer Contact Center at 800-234-3500.

The Term of Your Loan

A loan's "term" is the repayment period.  The term of a Plan loan can be from 2 to 60 months (2-240 months if a loan is used to purchase your principal residence).  If you want a loan for longer than 60 months, you must supply evidence satisfactory to the Plan Administrator (such as a copy of an Agreement of Sale) that you will use the loan to buy or construct your principal residence.

How Repayments Are Credited

Loan repayments include both principal (partial return of the borrowed money) and interest.
•
Loan payments are credited to your Plan account on a pro-rated basis across all the types of contributions from which the money was taken from your account when you took out the loan.  See How Loans Affect Your Account, above.  How repayments are credited is important; it may affect the amount of money in your account available for withdrawals.

•
Interest payments are treated as investment earnings in your account.  Interest will be taxable to you when you receive it as a Plan payment.  Interest you pay on loans of your tax deferred contributions is subject to the same withdrawal restrictions that apply to investment results on tax deferred contributions.

•
Repayments are deposited into Plan investment funds according to the investment elections you have in effect at the time of the repayment, regardless of what investment funds were the source of the loan.

How to Apply for a Plan Loan

To initiate a loan, log on to www.LincolnFinancial.com.  On the "Retirement" page, there is a section on the right entitled "My Current Account Balance". Near the bottom of this section, click on "Loan Information".  You may also call the Lincoln Customer Contact Center at 800-234-3500 for assistance.

To apply for a loan, start your application online or by phone. Based on the information you provide, a loan application form will be provided to you electronically.  Review, complete, sign and return the loan application form based on the instructions printed on the form by the date indicated.  If the requested loan term is for 61 to 240 months, you will need to include with the form any necessary supporting documents to prove that your loan is to buy or construct your principal residence.

The computer generated loan application form will include:
•	your name, address and other basic information;
•	the amount and term of your loan;
•	the deadline for returning your completed loan application form;
•	a place to indicate whether the loan is to purchase or construct your principal residence;
•	the repayment installment amount and frequency of repayments;
•	certain required disclosures about the financing costs of the loan;
•	a Promissory Note (described below); and
•
the fax number and mailing address you use to submit your completed application.  You should read the entire form and make sure it contains the loan amount and loan term you want before you sign it.  If your properly completed loan application and supporting documents are not received by the deadline shown on the application, your application will be voided and you will need to re-start the loan application process.

The Loan Approval Process

The Plan Administrator has arranged for Lincoln Retirement Plan Services ("LRPS") to review loan applications, determine whether your application is on time and whether you are eligible for the loan you have requested, and to approve the loan if everything is in order.

Part of the loan approval process is to check whether your loan is within the Plan's loan limits (see How Much Can You Borrow, above).  If the value of your Plan account drops after you request a loan so that the amount you requested exceeds the limits, LRPS will contact you about your options.

If your loan is approved, your loan amount will be sent to you via direct deposit provided you supply your bank information.

The Plan charges a $50.00 fee to process any loan.   The charge is deducted from your loan proceeds when your loan is processed.

Upon receipt of your signed loan application and (if the loan request is to buy or construct your principal residence) supporting documents, LRPS will review your application, and if it meets the Plan's requirements, will approve the loan and deposit the loan proceeds to your bank account through the use of an Automated Clearing House ("ACH").

The Promissory Note

Your loan agreement will include a Promissory Note.  When you sign and return your loan application to LRPS, you are agreeing to the terms of the loan agreement and Promissory Note.

The Promissory Note:
•	is your promise to the Plan to repay the loan;
•	authorizes monthly deductions of after-tax loan repayments from your bank account via ACH;
•	gives the Plan the right to deduct money from your Plan account if you default; and
•	spells out the term of the loan, the interest rate, the total amount payable, and the frequency and amount of each repayment installment.

Repayment

Repayment of your loan will be on an after-tax basis from your bank account via ACH.  The method of repayment will continue through your termination from service with the Company if you have an outstanding loan at termination.  Ninety (90) days of non-payment will cause your loan to default and will result in a deemed distribution.

Prepayment

You can fully pay off an outstanding Plan loan at any time, but partial prepayments are not permitted.  There is no prepayment penalty.  If you wish to pay off your loan balance early, you will be required to pay it back with a cashier's check or money order.  Please contact the Lincoln Customer Contact Center at 800-234-3500 to obtain your payoff amount and mailing instructions.

Default

You will default on a Plan loan as soon as any repayment is 90 days overdue.  If you default, the Plan must treat the entire outstanding loan balance as a payment to you – a "deemed distribution".  The taxable amount of the deemed distribution must be reported to the IRS as income in the year of the default.  You will owe taxes (and perhaps a 10% early distribution penalty tax) on the taxable portion of the deemed distribution.

As soon as the law permits, your loan account will be reduced to zero and your Plan account balance will be reduced by the amount of your defaulted loan.  If your Plan loan money came from any pre-tax contributions, the actual account reduction is delayed until a distribution is processed from the Plan.  Even though your loan account may show a balance, it is only a technical accounting entry.  It represents money you borrowed and failed to repay.

If a deemed distribution occurs when you make a Plan withdrawal or receive a regular distribution, the federally required 20% withholding will be based on the deemed distribution plus the amount you actually receive.  Otherwise, no withholding is required in case of a deemed distribution.

A default is automatic.  You may not receive advance notice that you are in danger of defaulting when a repayment is overdue.  You can avoid default only by paying all overdue amounts before the 90th day after the original due date of the missed payment.

Events that Affect Plan Loans

Death
If you die with an unpaid loan balance:
•	the unpaid loan balance will be treated as in default and as a deemed distribution to you;
•	the taxable amount of the unpaid balance will be reported to the IRS as income to you in the year you die; and
•	Plan money distributed to your beneficiary will not include the unpaid loan balance.

Retirement or Termination of Your Contract (Account Balance More than $1,000)
If your vested account balance plus your outstanding loan balance exceeds $1,000 when your contract terminates, you will have three options for handing the unpaid loan:
1.	repay your outstanding loan balance in monthly installments via ACH

o	To avoid default, you must call the Lincoln Customer Contact Center at 800-234-3500 and verify that you wish to continue making monthly repayments via ACH e after your contract terminates;

2.	repay the outstanding loan balance in full

o	To pay off the loan to avoid default, you must call the Lincoln Customer Contact Center at 800-234-3500 and arrange to repay the entire outstanding loan balance; or

3.	accept the default

o	To default on the loan, simply ignore the steps outlined above. The unpaid loan balance will be treated as a taxable distribution to you.

These options do not apply if you die while still contracted by Lincoln.

If you close your Plan account, or withdraw all available money after your contract terminates, any unpaid loan balance will automatically be treated as in default and as a deemed distribution to you in the year you receive your remaining Plan money.

Retirement or Termination of Your Contract (Account Balance $1,000 or Less)
If your vested account balance plus your outstanding loan balance is $1,000 or less when your contract terminates, your Plan account will be closed automatically (the "account closing rule").  Your unpaid loan amount is added to the actual money in your account to determine whether your vested account balance is $1,000 or less.

If you are subject to the account closing rule, you will not have the option to continue to repay the loan through monthly installments.  You can repay the loan in full (to be able to include that amount in a rollover) or accept a loan default.

Glossary

after-tax contributions	Amounts deducted from compensation after withholding has been calculated for federal and most state and local taxes; contributed to the Plan before January 1, 1989.
matured company contributions	The portion of the company contribution account that has been credited to your account for a period of at least two (2) years.
non-matured company contributions	The portion of the company contribution account that has been credited to your account for a period of less than two (2) years.
pre-tax contributions	Amounts deducted from your compensation under Internal Revue Code section 401(k) that are taken from your pay before withholding is calculated for federal and most state and local taxes.
rollover contributions	Amounts transferred from another qualified plan or from a traditional or conduit individual retirement account.

Roth 401(k) contributions
A form of after-tax contributions that are deducted from your pay after withholding is calculated for federal and most state and local taxes and that are subject to special rules related to Plan loans, withdrawals, and taxes upon distribution.

your contract terminates	The date your agents' benefits eligible contract with Lincoln and all affiliates is no longer in effect.

This Summary of Material Information contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Service Center at 800-234-3500.